40-33 811-07584

RECEIVED
MAY 20 2010
The Division of Investment Management

SGI | SECURITY GLOBAL INVESTORS℠

SEC MAIL PROCESSING SECTION
RECEIVED
APR 29 2010
WASH. D.C. 211

April 27, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 - Rydex Series Funds

Dear Sir or Madam:

On behalf of Rydex Series Funds (the "Fund"), enclosed is a copy of a complaint filed by beneficial owners of the Fund's shares in the U.S. District Court for the Northern District of California (Civ. Action No. CV-10-1171). The complaint is being filed pursuant to Section 33 of the Investment Company Act of 1940.

If you have any questions regarding this filing, please contact me at 785.438.3226.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

Amy Lee
Vice President and Assistant Secretary

Enclosure

15604429

10000603

CT Corporation

Service of Process Transmittal
04/13/2010
CT Log Number 516465316

TO:	Rachel Meyer Security Benefit Life Insurance Company One Security Benefit Place Topeka, KS 66636
RE:	**Process Served in Maryland**
FOR:	PADCO Advisors, Inc. (Domestic State: MD)

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:

TITLE OF ACTION:	James Rafton, etc., Pltf. vs. Rydex Series Funds, et al. including Padco Advisors Inc., etc., Dfts.
DOCUMENT(S) SERVED:	Complaint and Demand for Jury Trial, Summons, Proof of Service Form, Attachment(s), Order Setting Initial Case Management Conference and ADR Deadlines, Certification(s), Notice(s), Exhibit, Proposed Order, Standing Order, General Order, Notice of Lawsuit and Request for Waiver of Service of Summons
COURT/AGENCY:	US District Court, Northern District, San Francisco Division, -- Case # CV101171
NATURE OF ACTION:	Class Action - Violation of Sections 11 and 12(a)(2) of the Securities Act of 1933 - Seeking compensatory and/or recessionary damages
ON WHOM PROCESS WAS SERVED:	The Corporation Trust Incorporated, Baltimore, MD
DATE AND HOUR OF SERVICE:	By Process Server on 04/13/2010 at 10:55
APPEARANCE OR ANSWER DUE:	Within 21 days after service - Written response
ATTORNEY(S) / SENDER(S):	Kevin H. Lewis Sparer Law Group 100 Pine Street, 33rd Floor San Francisco, CA 941111-512 415-217-7300
REMARKS:	Service was made by mail pursuant to Rule 4 of the Federal Rules of Civil Procedure. IMPORTANT: Please note the Waiver of Service of Summons", which may require your signature.
ACTION ITEMS:	SOP Papers with Transmittal, via Fed Ex 2 Day , 799516345733
SIGNED:	The Corporation Trust Incorporated
PER:	Billie Swoboda
ADDRESS:	351 West Camden Street Baltimore, MD 21201
TELEPHONE:	410-539-2837

1

ALAN W. SPARER (No. 104921)
MARC HABER (No. 192981)
KEVIN H. LEWIS (No. 197421)
JAMES S. NABWANGU (No. 236601)
SPARER LAW GROUP
100 Pine Street, 33rd Floor
San Francisco, California 94111-5128
Telephone: 415/217-7300
Facsimile: 415/217-7307
asparer@sparerlaw.com
mhaber@sparerlaw.com
klewis@sparerlaw.com
jnabwangu@sparerlaw.com

Attorneys for Plaintiff
JAMES RAFTON, TRUSTEE
OF THE JAMES AND CYNTHIA
RAFTON TRUST

ORIGINAL FILED
2010 MAR 19 P 2:48
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

CRB

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

CV 10 1171

JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST, Plaintiff, v. RYDEX SERIES FUNDS; PADCO ADVISORS INC. d/b/a RYDEX INVESTMENTS, INC.; RYDEX DISTRIBUTORS, INC.; RICHARD M. GOLDMAN; CARL G. VERBONCOEUR; JOHN O. DEMARET; NICK BONOS; MICHAEL P. BYRUM; COREY A. COLEHOUR; J. KENNETH DALTON; WERNER E. KELLER; THOMAS F. LYDON; PATRICK T. MCCARVILLE; ROGER SOMERS; and DOES 1 through 25, inclusive, Defendants.	No. CLASS ACTION COMPLAINT CLASS ACTION DEMAND FOR JURY TRIAL

Plaintiff, individually and on behalf of all others similarly situated, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), reports and interviews published in the press, and information obtained by Plaintiff.

NATURE OF THE ACTION

1. This is a federal class action on behalf of all persons or entities who purchased or otherwise acquired shares in the Rydex Inverse Government Long Bond Strategy Fund (the "Inverse Long Bond Fund" or the "Fund"), pursuant or traceable to false and misleading Registration Statements, and Prospectuses (collectively, the "Registration Statements") between March 19, 2007 and March 19, 2010 (the "Class Period") and who were damaged thereby. The Class seeks to pursue remedies under Sections 11, 12 and 15 of the Securities Act of 1933 (the "Securities Act").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 11, 12(a)(2) and 15 of the Securities Act (15 U.S.C. §§77k, 77i, 77o).

3. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act, 15 U.S.C. §77v, and 28 U.S.C. §§1331 and 1332(d).

4. Venue is proper in this District pursuant to 15 U.S.C. §77v and 28 U.S.C. §1391(b). Several of the Defendants are found, inhabitants of, or transact business in this District. In addition, many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements and Prospectuses, occurred in this District.

5. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

INTRADISTRICT ASSIGNMENT

6. This is a securities class action. Accordingly, it is assigned on a District-wide basis pursuant to Civil Local Rule 3-2(c).

PARTIES

7. Plaintiff James Rafton, a Trustee of the James and Cynthia Rafton Trust, is a citizen of California who, during the Class Period, purchased shares of the Inverse Long Bond Fund from Defendants pursuant or traceable to the Registration Statements and Prospectuses at issue in this complaint, and was damaged thereby. Plaintiff's transactions in Fund shares are identified in the certification attached hereto and incorporated by reference herein.

8. Defendant Rydex Series Funds (the "Trust") is registered with the SEC under the Investment Company Act of 1940 as a non-diversified, open-ended investment company, and is the issuer of shares of the Fund. The Trust and its Board of Trustees are responsible for preparing documents pertaining to the Fund, including Registration Statements and Prospectuses, filing those documents with the SEC, and disseminating those documents to investors in the Fund. The Trust is headquartered at 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.

9. Defendants PADCO Advisors Inc. d/b/a Rydex Investments, Inc. (collectively the "Manager") are the investment adviser for the Trust. The Manager is an investment adviser registered under the Investment Advisers Act of 1940. The Manager is headquartered at 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.

10. Defendant Rydex Distributors, Inc. (the "Distributor") is responsible for distributing shares of the Fund and serves as the principal underwriter for the Trust. The Distributor is headquartered at 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.

11. Defendant Richard M. Goldman is the CEO and President of Rydex Distributors, Inc. and a Fund Trustee, and signed the July 2009 Registration Statement.

12. Defendant Carl G. Verboncoeur is the President of the Trust, is a Fund Trustee, is the Treasurer and a director of the Manager, and was CEO of the Manager until January 2009, and signed the July 2007, July 2008 and July 2009 Registration Statements.

13. Defendant John O. Demaret is the Chairman of the Board of Trustees of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

14. Defendant Nick Bonos is the Vice President and Treasurer of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

15. Defendant Michael P. Byrum is the President, Chief Investment Officer, Secretary, and a director of the Manager, is a Trustee and a Vice President of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

16. Defendant Corey A. Colehour is a Trustee of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

17. Defendant J. Kenneth Dalton is a Trustee of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

18. Defendant Werner E. Keller is a Trustee of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

19. Defendant Thomas F. Lydon is a Trustee of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

20. Defendant Patrick T. McCarville is a Trustee of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

21. Defendant Roger Somers is a Trustee of the Trust, and signed the July 2007, July 2008 and July 2009 Registration Statements.

22. Defendants Goldman, Verboncoeur, Demaret, Bonos, Byrum, Colehour, Dalton, Keller, Lydon, McCarville, Somers are referred to collectively herein as the "Individual Defendants."

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the Inverse Long Bond Fund pursuant or traceable to the false and misleading Registration Statements and were damaged thereby (the "Class"). Excluded from the Class are Defendants, their officers and directors, at all relevant times, members of their immediate

families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

24. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

25. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

26. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

27. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether Defendants' acts as alleged herein violated Sections 11 and 12(a)(2) of the Securities Act of 1933;

(b) whether statements made by Defendants to the investing public in the Registration Statements misrepresented or omitted material facts; and

(c) whether and to what extent the members of the Class have sustained damages and the proper measure of damages.

28. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually

redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

FACTUAL ALLEGATIONS

A. Inverse Funds.

29. The Inverse Long Bond Fund is a mutual fund that is similar to an exchange-traded fund ("ETF") in that it is designed to track a particular benchmark. Mutual funds and ETFs both are regulated by the SEC under the Investment Company Act of 1940. "Inverse" funds and ETFs are designed to move inversely with the benchmark or index, *i.e.*, when the price of the benchmark increases, the price of the fund will decrease by the same percentage. Like traditional ETFs, some inverse funds and ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse funds and ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets. In this case, the Inverse Long Bond Fund is supposed to be inversely correlated to the price of the 30-year U.S. Treasury Bond and is designed to hedge against, or profit from, interest rate increases.

30. Most inverse funds are designed to track a benchmark on a daily basis and "reset" daily. Because of this, there is a mathematical "compounding" effect that causes a fund's price to deviate from the inverse movement of the benchmark for periods lasting longer than a single day. Using a two-day example, if a benchmark index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, an inverse fund tracking that benchmark would lose 0.02%, even though the benchmark stays even over that period.

31. The compounding effect is especially pronounced during periods of high volatility. For example if the benchmark index moves up to close at 110 the first day but then back down to close at 100 on the next day, the inverse fund loses 1.82% over that two-day period.

32. Because of this compounding effect, inverse funds are not appropriate trading vehicles for investors seeking to hold the investment and obtain returns inverse to a benchmark for longer than a single day.

B. Rydex Inverse Government Long Bond Strategy Fund.

33. The Inverse Long Bond Fund sold four classes of shares: Advisor, Investor, A and C, under the ticker symbols RYJAX, RYJUX, RYAQX and RYJCX.

34. The Fund's shares were issued to investors pursuant to the following series of Registration Statements and Prospectuses filed with the SEC and made effective during the Class Period:

- Registration Statement filed pursuant to Form N-1A and Prospectus on July 30, 2007 (collectively "July 2007 Registration Statement");
- Registration Statement filed pursuant to Form N-1A and Prospectus on July 29 2008 (collectively "July 2008 Registration Statement"); and
- Registration Statement filed pursuant to Form N-1A and Prospectus on July 29, 2009 (collectively "July 2009 Registration Statement").

35. Each of the foregoing documents was negligently prepared and contained untrue statements of material fact and/or omitted to state other facts necessary to make the statements made not misleading, as described below. While the documents were not identical, they contained many substantially similar untrue statements and were rendered misleading by substantially similar omissions of material fact.

36. A reasonable investor would have viewed the undisclosed facts described herein, jointly and severally, as having altered the total mix of available information.

37. As noted above, as it was marketed and sold, the Inverse Long Bond Fund is supposed to be inversely correlated to the price of the 30-year U.S. Treasury Bond. However, because of the undisclosed compounding effect present in this inverse fund, the Fund failed to deliver the expected returns. To the contrary, investors holding Fund shares during the Class Period lost money, even though the benchmark price of the 30-year U.S. Treasury Bond fell—precisely the type of period during which investors would have expected to make money. For example, between March 20, 2008 and February 22, 2010, the price of the 30-year U.S. Treasury Bond fell by 4.91%. A reasonable investor, basing his understanding on the Registration Statements, would expect the share price of the Fund to increase by the same amount over the

same period. However, due in large part to the compounding effect, the Fund price *fell* over the same period by 11.29%. In other words, investors lost money over this time period despite the fact that they anticipated a decrease in the price of the 30-year U.S. Treasury Bond and invested in a security that promised to increase in value when the price of the 30-year U.S. Treasury Bond declined.

38. The July 2007 Registration Statement states that:

> "FUND OBJECTIVE
>
> "**The Inverse Government Long Bond Strategy Fund seeks to provide total returns that inversely correlate to the price movements of a benchmark for U.S. Treasury debt instruments or futures contracts on a specified debt instrument.** The Fund's current benchmark is the inverse of the daily price movement of the Long Treasury Bond. The Long Treasury Bond is the U.S. Treasury bond with the longest maturity, which is currently 30 years. The price movement of the Long Treasury Bond is based on the daily price change of the most recently issued Long Treasury Bond.
>
> "If the Fund meets its objective, the value of the Fund's shares will increase on a daily basis when the price of the Long Treasury Bond decreases. When the price of the Long Treasury Bond increases, however, the value of the Fund's shares should decrease on a daily basis by an inversely proportionate amount (**E.G., if the price of the Long Treasury Bond increases by 2%, the value of the Fund's shares should go down by 2% on that day**).
>
> "PRINCIPAL INVESTMENT STRATEGY
>
> "**Unlike a traditional index fund, the Fund's objective is to perform, on a daily basis, exactly opposite its benchmark, the Long Treasury Bond.** As its primary investment strategy, the Fund enters into short sales and swap transactions, and engages in futures and options transactions. On a day-to-day basis, the Fund holds U.S. Government securities or cash equivalents to collateralize its short sales and derivative positions.
>
> "INVESTOR PROFILE
>
> "**Investors who expect the value of the Long Treasury Bond to go down and want investment gains when it does so.** These investors must also be willing to bear the risk of equal losses if the value of the Long Treasury Bond goes up." (Emphasis added)

39. Similarly, the July 2008 Registration Statement states that:

"FUND OBJECTIVE

"**The Inverse Government Long Bond Strategy Fund seeks to provide total returns that inversely correlate to the price movements of a benchmark for U.S. Treasury debt instruments or futures contracts on a specified debt instrument.** The Fund's current benchmark is the inverse (opposite) of the daily price movement of the Long Treasury Bond. The Long Treasury Bond is the U.S. Treasury bond with the longest maturity, which is currently 30 years. The price movement of the Long Treasury Bond is based on the daily price change of the most recently issued Long Treasury Bond.

"If the Fund meets its objective, the value of the Fund's shares will increase on a daily basis when the price of the Long Treasury Bond decreases. When the price of the Long Treasury Bond increases, however, the value of the Fund's shares should decrease on a daily basis by an inversely proportionate amount (**e.g., if the price of the Long Treasury Bond increases by 2%, the value of the Fund's shares should go down by 2% on that day**).

"PRINCIPAL INVESTMENT STRATEGY

"**Unlike a traditional index fund, the Inverse Government Long Bond Strategy Fund's objective is to perform, on a daily basis, exactly opposite the daily price movement of the Long Treasury Bond.** The Fund employs as its investment strategy a program of engaging in short sales and investing to a significant extent in derivative instruments, which primarily consist of futures contracts, interest rate swaps, and options on securities and futures contracts. Under normal circumstances, the Fund will invest at least 80% of its net assets in financial instruments with economic characteristics that should perform opposite to fixed income securities issued by the U.S. Government. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold U.S. Government securities or cash equivalents to collateralize its short sales and derivative positions.

"INVESTOR PROFILE

"**The Inverse Government Long Bond Strategy Fund is intended for investors who expect the value of the Long Treasury Bond to go down and want investment gains when it does so.** These investors must also be willing to bear the risk of equal losses if the value of the Long Treasury Bond goes up." (Emphasis added)

40. These statements make clear that Defendants sold the Inverse Long Bond Fund as a simple directional investment based on the price of long term U.S. treasury bonds that could appropriately be held for long periods of time. Indeed, the 2007 and 2008 Registration Statements provided information about *annual* returns for the Inverse Long Bond Fund and hypothetical examples of fees that investors could expect to pay over *1-year, 3-year, 5-year, and 10-year periods*. The 2007 and 2008 Registration Statements state that the fee "[e]xamples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods." By including this data and these examples, the 2007 and 2008 Registration Statements clearly imply that the Fund was an appropriate vehicle for long-term investing.

41. The only warning regarding the effects of compounding contained in the 2007 and 2008 Registration Statements related to a "tracking risk" that stated only that the Fund "may" not correlate with the performance of its benchmark:

> "TRACKING ERROR RISK - Tracking error risk refers to the risk that the Fund's Advisor may not be able to cause the Fund's performance to match that of the Fund's benchmark, either on a daily or aggregate basis. Factors such as Fund expenses, imperfect correlation between the Fund's investments and those of its benchmark, rounding of share prices, changes to the benchmark, regulatory policies, high portfolio turnover rate and leverage all contribute to tracking error. In addition, because each Fund, except for the Mid-Cap 1.5x Strategy Fund, Russell 2000(R) 1.5x Strategy Fund, Europe 1.25x Strategy Fund, Japan 1.25x Strategy Fund and Government Long Bond 1.2x Strategy Fund, is tracking the performance of its benchmark on a daily basis, mathematical compounding may prevent a Fund from correlating with the monthly, quarterly, annual or other period performance of its benchmark. Tracking error may cause the Fund's performance to be less than you expect."

42. Disclosures that merely state that the Fund's performance "may" not or "generally" will not correlate with the inverse of its index over a period of time greater than one day are misleading given that it is *extraordinarily unlikely* that the Inverse Long Bond Fund's performance will ever correlate with the inverse of the price of the 30-year U.S. Treasury Bond over time.

43. It is noteworthy that Defendants issued additional warnings about the effects of compounding in relation to other funds, but failed to do so for the Inverse Long Bond Fund. Defendants issued the 2007 and 2008 Registration Statements for the Inverse Long Bond Fund as part of omnibus prospectuses totaling over 900 pages and covering over 30 separate funds. The first 100 pages cover approximately 25 funds. For each fund, Defendants purported to identify the particular risks "that may affect the value of its shares." While a discussion of the effects of compounding and leverage was included by reference in each of the funds utilizing leverage, this discussion was not referenced in relation to the Inverse Long Bond Fund. *Compare, e.g.*, Russell 2000 1.5x Strategy Fund ("For more information about the effects of leverage, please see 'Understanding Compounding and the Effect of Leverage'"), *with* Inverse Long Bond Fund. The discussion of compounding in relation to leveraged funds states:

> "UNDERSTANDING COMPOUNDING & THE EFFECT OF LEVERAGE
>
> "It is important to understand the effects of compounding when investing in any mutual fund, especially funds that use leverage as part of their investment strategy. The impact of leverage on a fund will generally cause the fund's performance to not match the performance of the index underlying the fund's benchmark over a period of time greater than one day. The following simple examples provide an illustration:
>
> "EXAMPLE A: Assume you invest $100 in Fund A, a typical index fund that seeks to match the performance of its underlying index. If the index increases 10% on day one, the value of your shares in Fund A would be expected to increase $10 (10% of $100) to $110. The next day, if the index decreases 10%, the value of your shares in Fund A would be expected to decrease $11 (10% of $110) to $99.
>
> "EXAMPLE B: Assume you invested $100 in Fund B, a fund that seeks to return 200% of the performance of its underlying index. If the index increases 10% on day one, the value of your shares in Fund B would be expected to increase $20 (20%of $100) to $120. The next day, if the index decreases 10%, the value of your shares in Fund B would be expected to decrease $24 (20% of $120) to $96.
>
> "Because of the effect of compounding, in each case the value of your investment declined even though the index went up 10% on

> day one and down 10% on day two. However, the effect of compounding was more pronounced when combined with leverage (Example B).
>
> "The examples demonstrate that over time, the cumulative percentage increase or decrease in the net asset value of a fund may diverge significantly from the cumulative percentage increase or decrease in the multiple of the return of the index underlying a fund's benchmark due to the compounding effect of losses and gains on the returns of the fund. It is also expected that a fund's use of consistently applied leverage will cause the fund to underperform the compounded return of twice its benchmark in a trendless or flat market."

44. This additional cautionary language alone would not have been sufficient to warn investors that the mathematical compounding effect virtually guaranteed that the Inverse Long Bond Fund would deviate from its benchmark over time. Nor would it have been sufficient to warn investors that the compounding effect made the Fund an inappropriate investment for investors who intended to hold it for longer than a single trading period. Nonetheless, the fact that Defendants failed to include even this minimal warning in relation to the Fund highlights the misleading nature of the 2007 and 2008 Registration Statements.

C. The 2007 And 2008 Registration Statements Were False And Misleading.

45. All of the above discussed disclosures were false and/or misleading because they failed to disclose that:

- Inverse correlation between the Fund and the price of the 30-year U.S. Treasury Bond beyond one-day holding periods would only occur in the rarest of circumstances, and inadvertently if at all;
- Fund performance over time would inevitably diverge on an increasing basis from the inverse of the performance of the price of the 30-year U.S. Treasury Bond;
- The Fund is unsuitable for investors who plan to hold it for longer than one trading session, particularly in volatile markets;
- The Fund was not intended or appropriate for investors who do not actively monitor and manage their portfolios on a daily basis; and
- Because of compounding, for periods longer than a day, the path or trend of the benchmark is at least as important to the Fund's return as the cumulative return of the benchmark over that period; and

- While the Fund appears to offer a straightforward way to profit from or hedge against decreases in the price of the 30-year U.S Treasury Bond, such objectives are not attainable through the Fund except in extraordinarily rare circumstances.

46. Perhaps most importantly, the 2007 and 2008 Registration Statements do not disclose that the Inverse Long Bond Fund is altogether inappropriate as a directional investment for periods longer than a single day. Defendants failed to disclose the virtual certainty that mathematical compounding would prevent the Inverse Long Bond Fund from achieving its stated investment objective over a period of time greater than one day. Disclosures that merely state the Fund's performance over a period of time greater than one day "may" not or "generally" will not equal the inverse of the price of the 30-year U.S. Treasury Bond over that same period are misleading given that compounding makes it virtually impossible for the Fund to track its benchmark over time.

47. Nor did the 2007 and 2008 Registration Statements disclose that, if held long enough, an investment in the Fund would almost certainly lead to losses regardless of the direction of the price of the U.S. Treasury Long Bond.

D. Red Flags Raised By FINRA And Others.

48. On June 11, 2009, FINRA issued Regulatory Notice 09-31, in which it "remind[ed] firms of their sales practice obligations in connection with inverse ETFs." FINRA noted that "[t]here also are mutual funds that are designed to provide inverse and leveraged performance relative to their benchmarks. These mutual funds may reset on a daily basis as well, and thus raise many of the issues discussed in this Notice on ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse funds "must be fair and accurate." FINRA further cautioned:

> "Exchange-traded funds (ETFs) that offer leverage or that are designed to perform inversely to the index or benchmark they track—or both—are growing in number and popularity. While such products may be useful in some sophisticated trading strategies, they are highly complex financial instruments that are typically designed to achieve their stated objectives on a daily basis. **Due to the effects of compounding, their performance over longer periods of time can differ significantly from their stated daily objective. Therefore, inverse and leveraged ETFs that are reset daily typically are unsuitable for retail investors**

who plan to hold them for longer than one trading session, particularly in volatile markets.

*   *   *   *

"Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. **Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time.**

*   *   *   *

"This effect can be magnified in volatile markets. Using a two-day example, if the index goes from100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but in the more volatile scenario the inverse ETF loses 1.82 percent. **The effects of mathematical compounding can grow significantly over time, leading to scenarios such as those noted above.**

"Suitability

"NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.

*   *   *   *

"Communications With the Public

"NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading." (Emphasis added)

49. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, **are extremely complicated and confusing products,** and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen" (emphasis added).

50. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse funds reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly.

51. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. halted the sale of its non-traditional ETFs. Edward Jones called non-traditional ETFs "one of the most misunderstood and potentially dangerous types of ETFs."

52. On July 27, 2009, in a letter to wealth management clients, as reported by the *Wall Street* Journal in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

53. On July 30, 2009, the *Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Charles Schwab issued an unusual warning on July 28 to clients who buy non-traditional ETFs that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting. Proceed with extreme caution." The disclosures in the 2007 and 2008 Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

54. On August 1, 2009, the *Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who recently poignantly observed: "Hedges [like the Fund] aren't supposed to become less trustworthy when you really need them."

E. The 2009 Registration Statement And Supplements.

55. The July 2009 Registration Statement is very similar in many respects to the 2007 and 2008 Registration Statements in that it continues to market the Inverse Long Bond Fund as appropriate for long term investing in the expectation that the price of the U.S. Treasury long bond will decrease:

> "FUND OBJECTIVE
>
> "**The Inverse Government Long Bond Strategy Fund seeks to provide total returns that inversely correlate to the price movements of a benchmark for U.S. Treasury debt instruments or futures contracts on a specified debt instrument on a daily basis.** The Fund's current benchmark is the daily price movement of the Long Treasury Bond. The Long Treasury Bond is the U.S. Treasury bond with the longest maturity, which is currently 30 years. The price movement of the Long Treasury Bond is based on the daily price change of the most recently issued Long Treasury Bond.
>
> "If the Fund meets its objective, the value of the Fund's shares will increase on a daily basis when the price of the Long Treasury Bond decreases. When the price of the Long Treasury Bond increases, however, the value of the Fund's shares should decrease on a daily basis by an inversely proportionate amount (**e.g., if the price of the Long Treasury Bond increases by 2%, the value of the Fund's shares should go down by 2% on that day**).
>
> "PRINCIPAL INVESTMENT STRATEGY
>
> "**Unlike a traditional index fund, the Inverse Government Long Bond Strategy Fund's objective is to perform, on a daily basis, exactly opposite the daily price movement of the Long Treasury Bond.** The Fund employs as its investment strategy a program of engaging in short sales and investing to a significant extent in derivative instruments, which primarily consist of futures contracts, interest rate swaps, and options on securities and futures contracts. Under normal circumstances, the Fund will invest at least 80% of its net assets in financial instruments with economic characteristics that should perform opposite to fixed income securities issued by the U.S. Government. This is a non-

fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold U.S. Government securities or cash equivalents to collateralize its short sales and derivative positions."

"INVESTOR PROFILE

"The Inverse Government Long Bond Strategy Fund is intended for investors who expect the value of the Long Treasury Bond to go down and want investment gains when it does so. These investors must also be willing to bear the risk of equal losses if the value of the Long Treasury Bond goes up." (Emphasis added)

56. The 2009 Registration Statement, filed after the red flags raised by FINRA and others, adds some additional cautionary language, but still misstates the risk by warning only that Fund returns "may be" uncorrelated to the benchmark for periods longer than a single day:

"Certain of the Funds offered in this Prospectus are leveraged funds and, in some cases, inverse funds, which have different features than funds that are not leveraged or inverse. First, Nova Fund, Mid-Cap 1.5x Fund, Russell 2000®1.5x Strategy Fund, Europe 1.25x Strategy Fund, Japan 2x Strategy Fund, Weakening Dollar 2x Strategy Fund, and Government Long Bond 1.2x Strategy Fund pursue leveraged investment goals, which means that these funds are riskier than alternatives that do not use leverage because these funds magnify the performance of the benchmark on the investment results. Second, the Inverse S&P 500 Strategy Fund, Inverse NASDAQ-100®Strategy Fund, Inverse Mid-Cap Strategy Fund, Inverse Russell 2000®Strategy Fund, Weakening Dollar 2x Strategy Fund, Inverse Government Long Bond Strategy Fund, and Inverse High Yield Strategy Fund pursue investment objectives that are inverse to the performance of their respective underlying index, a result opposite of most other mutual funds. Third, Nova Fund, Mid-Cap 1.5x Fund, Russell 2000®1.5x Strategy Fund, Inverse S&P 500 Strategy Fund, Inverse NASDAQ-100®Strategy Fund, Inverse Mid-Cap Strategy Fund, Inverse Russell 2000®Strategy Fund, Weakening Dollar 2x Strategy Fund, Inverse Government Long Bond Strategy Fund, Inverse High Yield Strategy Fund, and Government Long Bond 1.2x Strategy Fund pursue investment results on a *daily basis*. **The return of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the return of the Fund's benchmark for that longer period.**

"The Funds should be utilized only by sophisticated investors or professional investment advisors who (a) understand the risks associated with the use of *leverage*; (b)

> **understand the consequences of seeking investment results on a *daily basis*; (c) understand the risk of *shorting*; and (d) intend to actively monitor and manage their investments on a daily basis.** There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program." (Emphasis added)

57. The 2009 Registration Statement describes as a "tracking risk" that the Fund "may" not correlate with the monthly, quarterly or annual performance of its benchmark. Thus, the mathematical near certainty that compounding will result in an increasing deviation from the benchmark is misleadingly characterized as a mere possibility:

> "**Tracking Error Risk** – Tracking error risk refers to the risk that the Advisor may not be able to cause the Fund's performance to match or correlate to that of the Fund's underlying benchmark, either on a daily or aggregate basis. Factors such as Fund expenses, imperfect correlation between the Fund's investments and those of its underlying index, rounding of share prices, changes to the composition of the underlying index, regulatory policies, high portfolio turnover rate and the use of leverage all contribute to tracking error.
>
> "In addition, because each Fund, except for the Europe 1.25x Strategy Fund and Japan 2x Strategy Fund is tracking the performance of its benchmark on a daily basis, mathematical compounding may prevent the Fund from correlating with the monthly, quarterly, annual or other period performance of its benchmark. Tracking error may cause the Fund's performance to be less than you expect."

58. Defendants easily could have included in the 2009 Registration Statement additional warnings about the effects of compounding on its inverse funds similar to the warnings for leveraged funds that it issued in 2007 and 2008. Instead, Defendants issued the 2009 Registration Statement for the Inverse Long Bond Fund as part of an omnibus prospectus covering 26 different funds. For each fund, Defendants purported to identify the particular risks "that may affect the value of its shares." While a discussion of the effects of compounding was referenced in each leveraged fund, this discussion was not referenced in relation to the Inverse Long Bond Fund. For example, the discussion of the Russell 2000 1.5x Strategy Fund states that "[f]or more information about the effects of leverage, please see 'Understanding Compounding

and the Effect of Leverage.'" The discussion of the Inverse Long Bond Fund contains no such reference.

59. The discussion of compounding in relation to the leveraged Rydex funds contained in the section "Understanding Compounding and the Effect of Leverage" is functionally identical to the discussion in the 2007 and 2008 Registration Statements quoted in Paragraph 44, *supra*.

60. On August 7, 2009, Defendants issued a supplement to the 2009 Registration Statement ("August 2009 Supplement") that consisted solely of three graphs to be added to the section "Understanding Compounding and the Effect of Leverage." All three graphs illustrate how leverage and compounding working together can cause a fund to underperform its benchmark over time. Again, none of the graphs illustrate how the same is true of an unleveraged inverse fund like the Inverse Long Bond Fund.

61. On November 17, 2009, Defendants issued another supplement to the 2009 Registration Statement ("November 2009 Supplement") that added more warnings regarding all of Rydex's leveraged and inverse funds. The November 2009 Supplement states, in part:

> "**The Funds generally are intended to be used as short-term trading vehicles. The Funds are not intended to be used by, and are not appropriate for, investors who do not intend to actively monitor and manage their portfolios.** Each of the Inverse Funds pursues daily investment goals that are inverse to the performance of its benchmark, a result opposite of most mutual funds. The Daily Leveraged Funds are different from other mutual funds, in that they pursue **daily leveraged** investment goals. The Weakening Dollar 2x Strategy Fund pursues both daily leveraged and daily inverse investment goals. The Daily Leveraged Funds and Leveraged Funds are riskier than alternatives that do not use leverage, because they magnify the performance of the benchmark on an investment. **Finally, because the Daily Leveraged Funds and Inverse Funds seek daily leveraged and daily inverse investment results, respectively, the return of a Daily Leveraged or Inverse Fund for a period longer than a full trading day will be the sum of the series of daily leveraged or inverse returns for each trading day during the relevant period. As a consequence, especially in periods of market volatility, the path or trend of the benchmark during the longer period may be at least as important to the Daily Leveraged Fund's or Inverse Fund's return for the longer period as the**

cumulative return of the benchmark for the relevant longer period. Further, the return for investors that invest for periods of less than a full trading day or for a period different than a trading day will not be the product of the return of the Daily Leveraged Fund's or Inverse Fund's stated goal and the performance of the target index for the full trading day.

"**The Funds are not suitable for all investors. The Funds should be utilized only by investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results, (c) understand the risk of shorting and (d) intend to actively monitor and manage their investments.** Investors who do not meet these criteria should not buy the Funds. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program" (some emphasis added).

62. In addition, the November 2009 Supplement added some tables that illustrated the effects of leverage, compounding and volatility on hypothetical returns relative to a benchmark. Like the August 2009 Supplement, all of the tables included in the November 2009 Supplement deal with leveraged funds and not with unleveraged inverse funds like the Inverse Long Bond Fund.

F. The 2009 Registration Statement Was False And Misleading.

63. Although Defendants disclosed more information in the 2009 Registration Statement and Supplements than in earlier Registration Statements, the 2009 version was false and/or misleading because it still failed to disclose that:

- Inverse correlation between the Fund and the price of the 30-year U.S. Treasury Bond over time would only occur in the rarest of circumstances, and inadvertently if at all;
- Fund performance over time would inevitably diverge on an increasing basis from the inverse of the performance of the price of the 30-year U.S. Treasury Bond; and
- The Fund is unsuitable for investors who plan to hold it for longer than one trading session, particularly in volatile markets;

64. Like earlier Registration Statements, neither the 2009 Registration Statement nor the Supplements disclose that the Inverse Long Bond Fund is altogether inappropriate for periods longer than a single day. Defendants continued to omit the material fact that mathematical

compounding would prevent the Inverse Long Bond Fund from achieving its stated investment objective over a period of time greater than one day. Finally the understatement that the Fund is "generally intended to be used as [a] short-term trading vehicle[]" is not sufficient to warn investors as FINRA did that inverse funds like the Fund "are unsuitable for retail investors who plan to hold them for longer than one trading session."

COUNT I

Violations Of §11 Of The 1933 Act Against All Defendants

65. Plaintiff repeats and realleges each and every allegation contained above. For purposes of this Count, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct, as this Count is based solely on claims of strict liability and/or negligence under the Securities Act.

66. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

67. The Registration Statements for the Inverse Long Bond Fund were false and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

68. The Trust is the issuer of the shares sold via the Registration Statements. The Individual Defendants are signatories or authorizers of the Registration Statements. As the issuer, the Trust is absolutely liable for the material misstatements in and omissions from the Registration Statements.

69. The Manager, Rydex Investments, was responsible for the contents and dissemination of the Registration Statements.

70. The Distributor, Rydex Distributors, Inc., was responsible for the contents and dissemination of the Registration Statements.

71. The Individual Defendants were responsible for the contents and dissemination of the Registration Statements. Each of the Individual Defendants signed or authorized the signing of the Registration Statements and/or were identified in the Prospectuses.

72. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statements as set forth herein. Defendants did not make a reasonable investigation or possess reasonable grounds for the belief that statements contained in the Registration Statements were true or without any omission of material fact necessary to make the statements made therein not misleading.

73. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act.

74. Plaintiff and other members of the Class purchased or otherwise acquired shares of the Inverse Long Bond Fund pursuant and/or traceable to the Registration Statements. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statements.

75. At the time of their purchases of the Inverse Long Bond Fund shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts.

76. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years have elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this Complaint.

COUNT II

Violations Of §12(A)(2) Of The 1933 Act Against The Trust, The Manager, And The Distributor

77. Plaintiff repeats and realleges the allegations set forth above as if set forth fully herein. For purposes of this Count, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct, as this Count is based solely on claims of strict liability and/or negligence under the Securities Act.

78. Plaintiff brings this Count pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. §77l(a)(2), on behalf of himself and other members of the Securities Class against the Fund, the Issuer, the Manager and the Distributor.

79. Each of the Defendants named in this Count offered and sold securities, namely shares of the Inverse Long Bond Fund, to Plaintiff and other members of the Class by means of the August 2007 Prospectus, the August 2008 Prospectus and the August 2009 Prospectus (collectively, the "Prospectuses"), or controlled a person who offered and sold shares of the Fund by means of the Prospectuses.

80. As detailed above, the Prospectuses contained untrue statements of material fact, and/or omitted to state material facts necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. Each of the Defendants named in this Count owed Plaintiff and the other members of the Class who purchased shares of the Inverse Long Bond Fund pursuant to the Prospectuses the duty to make a reasonable and diligent investigation of the statements contained in the Prospectuses to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Each of the Defendants named in this Count, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the Prospectuses as set forth above.

81. Plaintiff and other members of the Class did not know, nor in the exercise of reasonable diligence could have known, of the untruths and omissions contained in the Prospectuses at the time they purchased shares of the Inverse Long Bond Fund.

82. By reason of the conduct alleged herein, each of the Defendants named in this Count violated Section 12(a)(2) of the Securities Act. As a result of such violations, Plaintiff and other members of the Class sustained substantial damages in connection with their purchases of shares of the Fund. Accordingly, Plaintiff and other members of the Class who hold such shares have the right to rescind and recover the consideration paid for their shares with interest thereon, less the amount of income received thereon, upon the tender of the shares. Plaintiff and members of the Class hereby tender any and all shares that were damaged by Defendants' violation of

Section 12(a)(2) of the Securities Act. Plaintiff and other members of the Class who have sold their shares seek damages to the extent permitted by law.

83. Less than three years elapsed between the time that the securities upon which this Count is brought were offered to the public and the time the original Complaint in this consolidated litigation was filed. Less than one year elapsed between the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Count is based and the time the original Complaint in this consolidated litigation was filed.

COUNT III

Violations Of §15 Of The Securities Act Against The Manager And The Individual Defendants

84. Plaintiff repeats and realleges each and every allegation contained above. For purposes of this Count, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct, as this Count is based solely on claims of strict liability and/or negligence under the Securities Act.

85. Plaintiff brings this Count pursuant to Section 15 of the Securities Act, 15 U.S.C. §77o, on behalf of himself and other members of the Securities Class against the Manager and the Individual Defendants.

86. As alleged in Counts I and II, the Trust, the Manager, the Distributor and the Individual Defendants violated Sections 11 and 12(a)(2) of the Securities Act.

87. In addition, the Manager was a control person of the Trust by virtue of its responsibilities for providing investment advisory and management services to the Trust, selecting the securities for the Fund's portfolio, and handling the Trust's day-to-day business. Therefore, the Manager had the power to control the general affairs of the Trust.

88. Each of the Individual Defendants was a control person of the Trust, the Manager, and/or the Distributor. As a trustee, director and/or senior officer of the Trust and/or the Manager, each of the Individual Defendants had the power to control the general affairs of the Trust, the Manager, and the Distributor.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representatives under Federal Rule of Civil Procedure 23;

B. Awarding compensatory and/or rescissionary damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Granting such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: March 19, 2010

Respectfully submitted,

ALAN W. SPARER (No. 104921)
MARC HABER (No. 192981)
KEVIN H. LEWIS (No. 197421)
JAMES S. NABWANGU
SPARER LAW GROUP

By: ______________________
KEVIN H. LEWIS

Attorneys for Plaintiff JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST

2

AO 440 (Rev. 12/09) Summons in a Civil Action

UNITED STATES DISTRICT COURT

for the

Northern District of California E-filing

CRB

JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST *Plaintiff* v. RYDEX SERIES FUNDS, et al. *Defendant*	)	CV 10 1171 Civil Action No.

SUMMONS IN A CIVIL ACTION

To: *(Defendant's name and address)* Please see list on Attachment A.

A lawsuit has been filed against you.

Within 21 days after service of this summons on you (not counting the day you received it) — or 60 days if you are the United States or a United States agency, or an officer or employee of the United States described in Fed. R. Civ. P. 12 (a)(2) or (3) — you must serve on the plaintiff an answer to the attached complaint or a motion under Rule 12 of the Federal Rules of Civil Procedure. The answer or motion must be served on the plaintiff or plaintiff's attorney, whose name and address are:

Alan W. Sparer/Marc Haber/Kevin H. Lewis/James S. Nabwangu
Sparer Law Group
100 Pine Street, 33rd Floor
San Francisco, CA 94111

If you fail to respond, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court.

RICHARD W. WIEKING

CLERK OF COURT

MARY ANN BUCKLEY

Date: 03/19/2010

Signature of Clerk or Deputy Clerk

Civil Action No.

PROOF OF SERVICE

(This section should not be filed with the court unless required by Fed. R. Civ. P. 4 (l))

This summons for *(name of individual and title, if any)* ______________________
was received by me on *(date)* ______________ .

☐ I personally served the summons on the individual at *(place)* ______________________
______________________ on *(date)* ______________ ; or

☐ I left the summons at the individual's residence or usual place of abode with *(name)* ______________
______________ , a person of suitable age and discretion who resides there,
on *(date)* ______________ , and mailed a copy to the individual's last known address; or

☐ I served the summons on *(name of individual)* ______________________ , who is
designated by law to accept service of process on behalf of *(name of organization)* ______________
______________________ on *(date)* ______________ ; or

☐ I returned the summons unexecuted because ______________________ ; or

☐ Other *(specify)*:

My fees are $ __________ for travel and $ __________ for services, for a total of $ 0.00 .

I declare under penalty of perjury that this information is true.

Date: ______________

____
Server's signature

____
Printed name and title

____
Server's address

Additional information regarding attempted service, etc:

Attachment A to Summons
James Rafton, Trustee of the James and Cynthia Rafton Trust
v. Rydex Series Funds, et al.
Filed March 19, 2010
United States District Court, Northern District of California

Defendants' Names and Addresses

RYDEX SERIES FUNDS
Agent for Service of Process: Richard M. Goldman
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

PADCO ADVISORS INC.
d/b/a RYDEX INVESTMENTS, INC.
Agent for Service of Process: The Corporation Trust Incorporated
351 West Camden Street
Baltimore, Maryland 21201

RYDEX DISTRIBUTORS, INC.
Agent for Service of Process: Carl G. Verboncoeur
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

RICHARD M. GOLDMAN
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

CARL G. VERBONCOEUR
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

JOHN O. DEMARET
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

NICK BONOS
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

MICHAEL P. BYRUM
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

COREY A. COLEHOUR
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

J. KENNETH DALTON
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

WERNER E. KELLER
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

THOMAS F. LYDON
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

PATRICK T. MCCARVILLE
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

ROGER SOMERS
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

3

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

ORIGINAL FILED E-filing 10 MAR 19 P 2:46

JAMES RAFTON, Plaintiff (s), v. RYDEX SERIES FUNDS, Defendant(s).	No. C 10-01171 CRB **ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE AND ADR DEADLINES**

IT IS HEREBY ORDERED that this action is assigned to the Honorable Charles R. Breyer. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients shall familiarize themselves with that rule and with the material entitled "Dispute Resolution Procedures in the Northern District of California" on the Court ADR Internet site at www.adr.cand.uscourts.gov. A limited number of printed copies are available from the Clerk's Office for parties in cases not subject to the court's Electronic Case Filing program (ECF).

IT IS FURTHER ORDERED that plaintiff or removing defendant serve upon all parties the brochure entitled "Consenting To A Magistrate Judge's Jurisdiction In The Northern District Of California," additional copies of which can be downloaded from the following Internet site: http://www.cand.uscourts.gov.

CASE SCHEDULE -ADR MULTI-OPTION PROGRAM

Date	Event	Governing Rule
3/19/2010	Complaint filed	
6/11/2010	*Last day to: • meet and confer re: initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR L.R.3-5
	• file ADR Certification signed by Parties and Counsel (form available at http://www.cand.uscourts.gov)	Civil L.R. 16-8 (b) & ADR L.R. 3-5(b)
	• file either Stipulation to ADR Process or Notice of Need for ADR Phone Conference (form available at http://www.cand.uscourts.gov)	Civil L.R. 16-8 (c) & ADR L.R. 3-5(b) & (c)

6/25/2010	Last day to file Rule 26(f) Report, complete initial disclosures or state objection in Rule 26(f) Report and file Case Management Statement per attached Standing Order re Contents of Joint Case Management Statement (also available at http://www.cand.uscourts.gov)	FRCivP 26(a) (1) Civil L.R. 16-9
7/2/2010	INITIAL CASE MANAGEMENT CONFERENCE (CMC) in Ctrm. 8, 19th Fl,SF at 8:30 AM	Civil L.R. 16-10

*If the Initial Case Management Conference is continued, the other deadlines are continued accordingly.

4

ALAN W. SPARER (No. 104921)
MARC HABER (No. 192981)
KEVIN H. LEWIS (No. 197421)
JAMES S. NABWANGU (No. 236601)
SPARER LAW GROUP
100 Pine Street, 33rd Floor
San Francisco, California 94111-5128
Telephone: 415/217-7300
Facsimile: 415/217-7307
asparer@sparerlaw.com
mhaber@sparerlaw.com
klewis@sparerlaw.com
jnabwangu@sparerlaw.com

Attorneys for Plaintiff
JAMES RAFTON, TRUSTEE
OF THE JAMES AND CYNTHIA
RAFTON TRUST

ORIGINAL
FILED
2010 MAR 19 P 2:48
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

CRB

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST, Plaintiff, v. RYDEX SERIES FUNDS; PADCO ADVISORS INC. d/b/a RYDEX INVESTMENTS, INC.; RYDEX DISTRIBUTORS, INC.; RICHARD M. GOLDMAN; CARL G. VERBONCOEUR; JOHN O. DEMARET; NICK BONOS; MICHAEL P. BYRUM; COREY A. COLEHOUR; J. KENNETH DALTON; WERNER E. KELLER; THOMAS F. LYDON; PATRICK T. MCCARVILLE; ROGER SOMERS; and DOES 1 through 25, inclusive, Defendants.	CV No. 10 1171 CERTIFICATION OF INTERESTED ENTITIES OR PERSONS CLASS ACTION

Pursuant to Civil Local Rule 3-16, the undersigned certifies that the following listed persons, associations of persons, firms, partnerships, corporations (including parent corporations) or other entities (i) have a financial interest in the subject matter in controversy or in a party to the proceeding, or (ii) have a non-financial interest in that subject matter or in a party that could be substantially affected by the outcome of this proceeding:

Cynthia Rafton

Dated: March 19, 2010

Respectfully submitted,

SPARER LAW GROUP

By: [signature]
KEVIN H. LEWIS

Attorneys for Plaintiff

100 Pine Street, 33rd Floor
San Francisco, CA 94111
(415) 217-7300 (telephone)
(415) 217-7307 (facsimile)
asparer@sparerlaw.com

5

ALAN W. SPARER (No. 104921)
MARC HABER (No. 192981)
KEVIN H. LEWIS (No. 197421)
JAMES S. NABWANGU (No. 236601)
SPARER LAW GROUP
100 Pine Street, 33rd Floor
San Francisco, California 94111-5128
Telephone: 415/217-7300
Facsimile: 415/217-7307
asparer@sparerlaw.com
mhaber@sparerlaw.com
klewis@sparerlaw.com
jnabwangu@sparerlaw.com

Attorneys for Plaintiff
JAMES RAFTON, TRUSTEE
OF THE JAMES AND CYNTHIA
RAFTON TRUST

ORIGINAL FILED 2010 MAR 19 P 2:49

E-filing

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

CRB

JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST,

Plaintiff,

v.

RYDEX SERIES FUNDS; PADCO ADVISORS INC. d/b/a RYDEX INVESTMENTS, INC.; RYDEX DISTRIBUTORS, INC.; RICHARD M. GOLDMAN; CARL G. VERBONCOEUR; JOHN O. DEMARET; NICK BONOS; MICHAEL P. BYRUM; COREY A. COLEHOUR; J. KENNETH DALTON; WERNER E. KELLER; THOMAS F. LYDON; PATRICK T. MCCARVILLE; ROGER SOMERS; and DOES 1 through 25, inclusive,

Defendants.

CV No. 10 1171

CERTIFICATION OF SPARER LAW GROUP LAWYERS PURSUANT TO CIVIL LOCAL RULE 3-7(d)

CLASS ACTION

I, Alan W. Sparer, declare as follows:

1. I am an attorney duly licensed to practice before this Court and courts of the State of California. I am an attorney at Sparer Law Group and am seeking to serve as class counsel in this action.

2. Pursuant to Civil Local Rule 3-7(d), I hereby certify that I have no beneficial interest in the Rydex Government Inverse Long Bond Strategy Fund under the ticker symbols RYJAX, RYJUX, RYAQX and RYJCX, which is the subject of this action.

I certify under penalty of perjury that the foregoing is true and correct.

Executed this 18th day of March, 2010 in San, Francisco, California.

ALAN W. SPARER

I, Marc C. Haber, declare as follows:

3. I am an attorney duly licensed to practice before this Court and courts of the State of California. I am an attorney at Sparer Law Group and am seeking to serve as class counsel in this action.

4. Pursuant to Civil Local Rule 3-7(d), I hereby certify that I have no beneficial interest in the Rydex Government Inverse Long Bond Strategy Fund under the ticker symbols RYJAX, RYJUX, RYAQX and RYJCX, which is the subject of this action.

I certify under penalty of perjury that the foregoing is true and correct.

Executed this 18th day of March, 2010 in San Francisco, California.

MARC C. HABER

I, James Nabwangu, declare as follows:

5. I am an attorney duly licensed to practice before this Court and courts of the State of California. I am an attorney at Sparer Law Group and am seeking to serve as class counsel in this action.

6. Pursuant to Civil Local Rule 3-7(d), I hereby certify that I have no beneficial interest in the Rydex Government Inverse Long Bond Strategy Fund under the ticker symbols RYJAX, RYJUX, RYAQX and RYJCX, which is the subject of this action.

I certify under penalty of perjury that the foregoing is true and correct.

Executed this 19 day of March, 2010 in San Francisco, California.

JAMES S. NABWANGU

I, Kevin H. Lewis, declare as follows:

7. I am an attorney duly licensed to practice before this Court and courts of the State of California. I am an attorney at Sparer Law Group and am seeking to serve as class counsel in this action.

8. Pursuant to Civil Local Rule 3-7(d), I hereby certify that I have no beneficial interest in the Rydex Government Inverse Long Bond Strategy Fund under the ticker symbols RYJAX, RYJUX, RYAQX and RYJCX, which is the subject of this action.

I certify under penalty of perjury that the foregoing is true and correct.

Executed this 19 day of March, 2010 in San Francisco, California.

KEVIN H. LEWIS

6

ALAN W. SPARER (No. 104921)
MARC HABER (No. 192981)
KEVIN H. LEWIS (No. 197421)
JAMES S. NABWANGU (No. 236601)
SPARER LAW GROUP
100 Pine Street, 33rd Floor
San Francisco, California 94111-5128
Telephone: 415/217-7300
Facsimile: 415/217-7307
asparer@sparerlaw.com
mhaber@sparerlaw.com
klewis@sparerlaw.com
jnabwangu@sparerlaw.com

Attorneys for Plaintiff
JAMES RAFTON, TRUSTEE
OF THE JAMES AND CYNTHIA
RAFTON TRUST

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST, Plaintiff, v. RYDEX SERIES FUNDS; PADCO ADVISORS INC. d/b/a RYDEX INVESTMENTS, INC.; RYDEX DISTRIBUTORS, INC.; RICHARD M. GOLDMAN; CARL G. VERBONCOEUR; JOHN O. DEMARET; NICK BONOS; MICHAEL P. BYRUM; COREY A. COLEHOUR; J. KENNETH DALTON; WERNER E. KELLER; THOMAS F. LYDON; PATRICK T. MCCARVILLE; ROGER SOMERS; and DOES 1 through 25, inclusive, Defendants.	No. CV 10-01171 CERTIFICATION OF JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST, PURSUANT TO FEDERAL SECURITIES LAWS CLASS ACTION

CERTIFICATION OF JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST PURSUANT TO FEDERAL SECURITIES LAWS

I, James Rafton, Trustee of the James and Cynthia Rafton Trust ("Plaintiff"), declare, as to the claims asserted, that:

1. Plaintiff has reviewed the Complaint and has authorized or ratified the filing of the Complaint on his behalf.

2. Plaintiff did not purchase any securities of Rydex Inverse Government Long Bond Strategy Fund at the direction of counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in Rydex Inverse Government Long Bond Strategy Fund stock/securities bought or held during the class period specified in the Complaint:

Transaction	Date	# of SH	Price/Share	Total
Buy RYAQX	3/24/2008	12,315.271	16.24	$200,000
Buy RYAQX	4/1/2008	18,105.009	16.57	$300,000
Buy RYAQX	4/11/2008	6,020.470	16.61	$100,000
Buy RYAQX	5/12/2008	5,844.535	17.11	$100,000
Buy RYAQX	5/13/2008	11,668.661	17.14	$200,000
Buy RYAQX	6/9/2008	5,747.126	17.40	$100,000
Buy RYAQX	6/12/2008	11,376.564	17.58	$200,000
Buy RYAQX	6/25/2008	11,494.253	17.40	$200,000
Buy RYAQX	6/30/2008	11,737.089	17.04	$200,000
Buy RYAQX	7/10/2009	11,976.048	16.70	$200,000
Buy RYAQX	8/19/2008	4,055.455	16.59	$200,000
Buy RYAQX	9/5/2008	24,829.299	16.11	$400,000
Buy RYAQX	9/16/2008	23,343.853	15.61	$400,000
Buy RYAQX	9/30/2008	12,539.185	15.95	$200,000
Buy RYAQX	12/19/2008	60,000.000	11.83	$709,800
Sell RYAQX	12/30/2009	11,376.564	14.52	$200,000
Sell RYAQX	12/30/2009	11,494.253	14.52	$200,000
Sell RYAQX	12/30/2009	8000.000	14.52	$116,160
Sell RYAQX	12/30/2009	2280.747	14.52	$33,116

5. Plaintiff's total loss of principal during the class period is $203,483.03.

6. During the three years prior to the date of this Certification, Plaintiff has never sought to serve or served as a representative party on behalf of a class involving alleged violation of the federal securities laws.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class and such other amounts as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 19th day of March 2010, at Piedmont, CA
(City) (State)

JAMES RAFTON

7

ALAN W. SPARER (No. 104921)
MARC HABER (No. 192981)
KEVIN H. LEWIS (No. 197421)
JAMES S. NABWANGU (No. 236601)
SPARER LAW GROUP
100 Pine Street, 33rd Floor
San Francisco, California 94111-5128
Telephone: 415/217-7300
Facsimile: 415/217-7307
asparer@sparerlaw.com
mhaber@sparerlaw.com
klewis@sparerlaw.com
jnabwangu@sparerlaw.com

Attorneys for Plaintiff
JAMES RAFTON, TRUSTEE
OF THE JAMES AND CYNTHIA
RAFTON TRUST

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST, Plaintiff, v. RYDEX SERIES FUNDS; PADCO ADVISORS INC. d/b/a RYDEX INVESTMENTS, INC.; RYDEX DISTRIBUTORS, INC.; RICHARD M. GOLDMAN; CARL G. VERBONCOEUR; JOHN O. DEMARET; NICK BONOS; MICHAEL P. BYRUM; COREY A. COLEHOUR; J. KENNETH DALTON; WERNER E. KELLER; THOMAS F. LYDON; PATRICK T. MCCARVILLE; ROGER SOMERS; and DOES 1 through 25, inclusive, Defendants.	No. CV 10-01171 NOTICE OF PUBLICATION CLASS ACTION

PLEASE TAKE NOTICE that, pursuant to Civ. L.R. 23-1(a), on March 19, 2010, Plaintiff caused to be published a Notice advising members of the purported class of the pendency of this action using the news distribution service Marketwire. A copy of the Notice is attached hereto as Exhibit A.

Dated: March 23, 2010

Respectfully submitted,

ALAN W. SPARER (No. 104921)
MARC HABER (No. 192981)
KEVIN H. LEWIS (No. 197421)
JAMES S. NABWANGU (No. 236601)
SPARER LAW GROUP

By: *___/s/ Kevin H. Lewis___*
KEVIN H. LEWIS

Attorneys for Plaintiff JAMES RAFTON, TRUSTEE OF THE JAMES AND CYNTHIA RAFTON TRUST

EXHIBIT A

Provided by: Savings Accounts from American Express Bank, FSB

Press Releases

Sparer Law Group Files Class Action Lawsuit Against Rydex Inverse Government Long Bond Strategy Fund

March 19, 2010 7:26 PM EDT

SAN FRANCISCO, CA -- (MARKET WIRE) -- 03/19/10 -- On March 19, 2010, Sparer Law Group filed the first class action lawsuit in the nation on behalf of investors who purchased the Rydex Inverse Government Long Bond Strategy Fund (NYSE Arca: RYJAX) (NYSE Arca: RYJUX) (NYSE Arca: RYAQX) and (NYSE Arca: RYJCX) between March 19, 2007 and March 19, 2010. The lawsuit seeks to pursue remedies under Sections 11, 12 and 15 of the Securities Act of 1933. A copy of the complaint can be found at http://www.sparerlaw.com/lawyer-attorney-1569019.html.

The Fund claims to perform inversely to the price of the 30-year U.S. Treasury Long Bond. The lawsuit, filed in federal court in the Northern District of California under Case No. 10-CV-1171 CRB, alleges that this mutual fund misled investors by failing to disclose that because the Fund "resets" daily, the Fund is unsuitable for investors who plan to hold it for longer than one trading session, particularly in volatile markets.

For example, between March 20, 2008 and February 22, 2010, the price of the U.S. Treasury long bond fell by 4.91%. A reasonable investor would expect the share price of the Fund to increase by the same amount over the same period. However, the Fund price fell over the same period by 11.29%.

If you wish to serve as lead plaintiff, you must move the Court no later than May 18, 2010. If you are an investor and wish to consider joining the lawsuit as lead plaintiff, would like to discuss the lawsuit, or add your name to a list of potential class members receiving regular email updates, please call Plaintiff's counsel Alan Sparer, Kevin Lewis, Marc Haber or James Nabwangu of Sparer Law Group at 415-217-7300, or e-mail info@sparerlaw.com. You may also submit your contact and investment information at http://www.sparerlaw.com/lawyer-attorney-1281794.html.

Any member of the purported class may move the Court to serve as lead plaintiff through counsel of their choice, or may choose to do nothing and remain an absent class member. Although your ability to share in the recovery is not affected by your decision whether or not to seek such appointment, lead plaintiffs make important decisions which could affect the outcome of the lawsuit, including decisions about settlement. The securities laws require the Court to consider the applicant class member(s) with the largest financial interest in the relief sought as presumptively the most adequate lead plaintiffs.

Sparer Law Group is also investigating other Ryder non-leveraged inverse funds, including the Rydex Inverse Mid-Cap Strategy, Inverse NASDAQ-100 Strategy, Inverse Russell 2000 Strategy, Inverse S&P 500 Strategy, and Inverse High Yield Strategy funds. If you are an investor in any of these funds and have questions about them, please contact the firm at 415-217-7300 or info@sparerlaw.com.

About the firm: Founded in 2003 by Alan Sparer, after 20 years with a large San Francisco law firm, Sparer Law Group handles built its reputation protecting investor rights and recovering investment losses for individuals and institutions through both individual and collective actions. The firm specializes in cases involving complex securities products including derivatives, restricted stock, hedge fund and private equity investments. In 2009, Sparer Law Group was appointed lead counsel in the consolidated securities class action against the Oppenheimer California Municipal Fund, which lost nearly $1 billion of net asset value in 2008. For more information about Sparer Law Group, go to http://www.sparerlaw.com.

Contact:
Sparer Law Group
415-217-7300
Email Contact

Stocks Mentioned

Related Entities

8

STANDING ORDER FOR ALL JUDGES OF THE NORTHERN DISTRICT OF CALIFORNIA

CONTENTS OF JOINT CASE MANAGEMENT STATEMENT

Commencing March 1, 2007, all judges of the Northern District of California will require the identical information in Joint Case Management Statements filed pursuant to Civil Local Rule 16-9. The parties must include the following information in their statement which, except in unusually complex cases, should not exceed ten pages:

1. Jurisdiction and Service: The basis for the court's subject matter jurisdiction over plaintiff's claims and defendant's counterclaims, whether any issues exist regarding personal jurisdiction or venue, whether any parties remain to be served, and, if any parties remain to be served, a proposed deadline for service.

2. Facts: A brief chronology of the facts and a statement of the principal factual issues in dispute.

3. Legal Issues: A brief statement, without extended legal argument, of the disputed points of law, including reference to specific statutes and decisions.

4. Motions: All prior and pending motions, their current status, and any anticipated motions.

5. Amendment of Pleadings: The extent to which parties, claims, or defenses are expected to be added or dismissed and a proposed deadline for amending the pleadings.

6. Evidence Preservation: Steps taken to preserve evidence relevant to the issues reasonably evident in this action, including interdiction of any document-destruction program and any ongoing erasures of e-mails, voice mails, and other electronically-recorded material.

7. Disclosures: Whether there has been full and timely compliance with the initial disclosure requirements of Fed. R. Civ. P. 26 and a description of the disclosures made.

8. Discovery: Discovery taken to date, if any, the scope of anticipated discovery, any proposed limitations or modifications of the discovery rules, and a proposed discovery plan pursuant to Fed. R. Civ. P. 26(f).

9. Class Actions: If a class action, a proposal for how and when the class will be certified.

10. Related Cases: Any related cases or proceedings pending before another judge of this court, or before another court or administrative body.

11. Relief: All relief sought through complaint or counterclaim, including the amount of any

damages sought and a description of the bases on which damages are calculated. In addition, any party from whom damages are sought must describe the bases on which it contends damages should be calculated if liability is established.

12. Settlement and ADR: Prospects for settlement, ADR efforts to date, and a specific ADR plan for the case, including compliance with ADR L.R. 3-5 and a description of key discovery or motions necessary to position the parties to negotiate a resolution.

13. Consent to Magistrate Judge For All Purposes: Whether all parties will consent to have a magistrate judge conduct all further proceedings including trial and entry of judgment.

14. Other References: Whether the case is suitable for reference to binding arbitration, a special master, or the Judicial Panel on Multidistrict Litigation.

15. Narrowing of Issues: Issues that can be narrowed by agreement or by motion, suggestions to expedite the presentation of evidence at trial (e.g., through summaries or stipulated facts), and any request to bifurcate issues, claims, or defenses.

16. Expedited Schedule: Whether this is the type of case that can be handled on an expedited basis with streamlined procedures.

17. Scheduling: Proposed dates for designation of experts, discovery cutoff, hearing of dispositive motions, pretrial conference and trial.

18. Trial: Whether the case will be tried to a jury or to the court and the expected length of the trial.

19. Disclosure of Non-party Interested Entities or Persons: Whether each party has filed the "Certification of Interested Entities or Persons" required by Civil Local Rule 3-16. **In addition,** each party must restate in the case management statement the contents of its certification by identifying any persons, firms, partnerships, corporations (including parent corporations) or other entities known by the party to have either: (i) a financial interest in the subject matter in controversy or in a party to the proceeding; or (ii) any other kind of interest that could be substantially affected by the outcome of the proceeding.

20. Such other matters as may facilitate the just, speedy and inexpensive disposition of this matter.

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

No. ____________________

ORDER SETTING CASE MANAGEMENT CONFERENCE

The above matter having been assigned to Judge Charles R. Breyer,

IT IS HEREBY ORDERED, pursuant to Rule 16, Federal Rules of Civil Procedure, and Civil Local rule 16, that a case management conference will be held before Judge Charles R. Breyer on Friday, ____________________ at 8:30 a.m., in Courtroom 8, 19th floor, 450 Golden Gate Avenue, San Francisco, California.

Lead trial counsel shall meet and confer not less than thirty (30) days in advance of the conference and shall file a joint case management statement in the form contained in the Civil Local rules as supplemented by this order not less than ten (10) days in advance of the conference.

If the conference is inconveniently scheduled, it may be rescheduled by stipulation and order to another date or time convenient to the Court's calendar.

At the conclusion of the conference, an order will be entered setting dates either for a further case management conference, or for close of discovery, pre-trial conference, and trial. Other orders regulating and controlling future proceedings may be entered.

Plaintiff(s) shall serve copies of this order at once on all parties to this action, and on any parties subsequently joined, in accordance with Federal Rules of Civil Procedure 4 and 5. Following service, plaintiff(s) shall file a certificate of service with the Clerk of this Court.

SUPPLEMENTAL TO INITIAL CASE MANAGEMENT STATEMENT

1. At the initial case management conference, the parties or at least one attorney of record for each party must appear in person. See FRCP 26(f) ; Civil LR 16-10(a).

2. The case management statement may not exceed ten pages. It should briefly describe the parties' controversy. Any party seeking damages must set forth in the statement the amount sought and the basis for its calculation.

3. If the case was removed from a state court, and the applicable state law has not required the parties to make an express demand for a jury trial at the time of removal, any party claiming right to a jury trial must make the request therefor within ten days after service of the notice of removal. FRCP 81 (c).

4. NOTICE TO PRO SE LITIGANTS IN NON-PRISONER ACTIONS:

If you are proceeding in this lawsuit without an attorney, then the following directives apply to you in the prosecution of your case.

The court hereby ORDERS you to comply with the service requirements of Rule 4 of the Federal Rules of Civil Procedure as set forth below. Failure to follow the procedures set forth in this order may result, under Rule 4 (m), in dismissal of your case.

It is your responsibility to obtain a valid summons from the clerk and to effect service of the summons and complaint on all defendants in accordance with Rule 4 of the Federal Rules of Civil Procedure. If you have named the United States government, a federal agency, a federal official or a federal employee as a defendant, you must comply with the special requirements of Rule 4 (i).

Service may be effected by any person who is not a party and who is at least 18 years of age, which means that you, as a party, may not effect service. If service of the summons and complaint is not made upon a defendant within 120 days after the filing of the complaint, your action will, under Rule 4 (m), be dismissed as to that defendant.

Within 125 days after the filing of the complaint, you must file proof of service indicating which defendants were served within the 120 days allowed under Rule 4 (m) and showing, in accordance with Rule 4 (l), how each of those defendants was served (for example, by attaching appropriate certificates of service). You must also show cause why a defendant not served within the 120 days allowed under Rule 4 (m) should not be dismissed without prejudice. Failure to do these things within the designated time will result in the dismissal of your case under Rule 4 (m) and Rule 41 (b).

5. NOTICE FOR AMERICANS WITH DISABILITIES ACT LITIGATION: If this action seeks accommodation or other relief, including attorney fees, pursuant to Title III of the Americans with Disabilities Act, 42 USC § 12191-89, the court ORDERS, pursuant to FRCP 16, the following:

a. Each plaintiff shall, pursuant to FRCP 4 (m), forthwith complete service on any unserved defendant;

b. Discovery, except for initial disclosures required by FRCP 26 (a), and all other proceedings are until further order STAYED;

c. If not previously done, each plaintiff shall forthwith serve upon each defendant a demand for accommodation and statement of attorney fees incurred to date (42 USC § 12205; Hensly v Eckerhart, 461 US 424, 429-30, 433-37 (1983));

d. Each defendant shall, no later than the date for the conference of the parties specified above, serve a response to the demand for accommodation;

e. The joint case management statement shall contain, in addition to the information called for by FRCP 26 (f), the information set forth in paragraphs c and d.

Sanctions. **FAILURE TO COMPLY WITH THIS ORDER** may be deemed sufficient grounds for dismissal of this cause, default or other appropriate sanctions. See Federal Rules of Civil Procedure 16(f), 41 (b); Civ LR 1-4.

IT IS SO ORDERED.

Dated: June 22, 2004

CHARLES R. BREYER
UNITED STATES DISTRICT JUDGE

United States District Court
For the Northern District of California

STANDING ORDERS

1. Counsel shall consult and comply with all provisions of the Local Rules relating to continuance, motions, briefs, and all other matters, unless superseded by these Standing Orders.

2. Scheduling Days:
a. Criminal Law and Motion Calendar is conducted on Wednesdays at **2:15 p.m.** **ORDER OF CALL IS DETERMINED BY THE COURT.**
b. Civil Law and Motion Calendar is conducted on Fridays at **10:00 a.m. ORDER OF CALL IS DETERMINED BY THE COURT.**
c. Case Management Conferences are conducted on Fridays at **8:30 a.m. ORDER OF CALL IS DETERMINED BY THE COURT.**
d. Pretrial conferences are generally conducted at **2:30 p.m.** on days determined by the Court.
e. Counsel need not reserve a hearing date for motions, however, counsel are advised to check the legal papers for unavailable dates. Noticed dates may be reset as the Court's calendar requires.

3. Motions to compel discovery are referred to a Magistrate Judge for assignment and shall be noticed for hearing before the assigned Magistrate Judge.

4. No changes in the Court's schedule shall be made ***except by signed order of the Court and only upon a showing of good cause.*** Parties seeking to continue hearings, request special status conferences, modify briefing schedules, or make other procedural changes shall submit a signed stipulation and proposed order, or, if stipulation is not possible, an *ex parte* application in writing.

5. Briefs or Memoranda of Points and Authorities in support of, or in opposition to, any motions filed in this action must be typed on 28-line, double-spaced pleading paper and, except for summary judgment motions, may not exceed **FIFTEEN** (15) pages in length, exclusive of title pages, indexes of cases, table of contents, exhibits, affidavits, and summaries of argument, if required. Briefs exceeding ten (10) pages in length must contain an **additional** summary of argument, including reference to any important cases cited. Summary judgment memoranda may not exceed 25 pages. Counsel shall submit a proposed form of order with all motion and opposition papers.

6. Counsel in civil matters shall comply with the Court's Guidelines for trial and pre-trial conference.

PLAINTIFF IS DIRECTED TO SERVE COPIES OF THIS ORDER AT ONCE UPON ALL PARTIES TO THIS ACTION AND UPON THOSE SUBSEQUENTLY JOINED IN ACCORDANCE WITH THE PROVISIONS OF RULES 4 AND 5, FEDERAL RULES OF CIVIL PROCEDURE, AND TO FILE WITH THE CLERK OF THE COURT A CERTIFICATE REFLECTING SUCH SERVICE.

IT IS SO ORDERED.

Dated: June 30, 2004

CHARLES R. BREYER,
UNITED STATES DISTRICT JUDGE

9

GENERAL ORDER NO. 45

ELECTRONIC CASE FILING

I. Rules and Orders.

A. Authorization. Local Rule 5-4 authorizes electronic filing in conjunction with Federal Rule of Civil Procedure 5(e) and Federal Rule of Criminal Procedure 49(b) and (d). The following policies shall govern electronic filing in this district.

B. Modification by the court. In extraordinary circumstances in a particular case, a judge may modify these policies in the interest of justice.

C. Applicability of Other Rules and Orders. Unless modified by approved stipulation or order of the court or a judge, all Federal Rules of Civil and Criminal Procedure, Local Rules, and orders of the court shall continue to apply to cases which are subject to electronic filing.

II. Definitions and Instructions.

The following definitions and instructions shall apply to these policies regarding electronic filing:

A. The term "ECF" refers to the court's Electronic Case File program.

B. The term "ECF web site" refers to the official Electronic Case File Internet site of the Northern District of California at http://ecf.cand.uscourts.gov.

C. "Electronic Filing" refers to the process of logging in to the court web site and completing a transaction which includes the uploading of the document(s) comprising the filing to the court's system. Sending a document by email does not constitute an electronic filing.

D. The term "party" shall include counsel of record.

E. An "ECF User", as set forth in Section 4 below, is a person who is registered to use the ECF site. An ECF login is an attorney's individual electronic signature equivalent.

F. The "E-Mail Address of Record" is the e-mail address of each party to the case as maintained by the Clerk.

G. A "Notice of Electronic Filing" is generated automatically by the ECF system upon completion of an electronic filing. The Notice of Electronic Filing when e-mailed to the e-mail addresses of record in the case acts as the proof of service.

H. All hours stated shall be Pacific time.

I. All days are calculated according to the provisions of Federal Rule of Civil Procedure 6(a).

J. "PACER" is the Federal Judiciary's system for Public Access to Court Electronic Records. A PACER account is required for retrieving documents from the ECF system as it is for most Judiciary online systems. A firm may register for a PACER account by visiting the PACER Service Center's web site at http://pacer.psc.uscourts.gov.

K. Procedures and instructions for using the Court's ECF system consistent with these policies may be found on the ECF web site. The ECF web site, as well as providing access to filing and retrieval of documents, also contains instructions, a user manual, tutorials, an extensive posting concerned with Frequently Asked Questions ("FAQs"), bulletins of changes in the program, including its software, etc.

L. The term "PDF" refers to Portable Document Format, a specific computer file format which is the only format in which a document may be electronically filed. Information about PDF can be found on the ECF web site. (See also Sec. VI.B.)

III. Selection of Cases.

Except for certain types of cases, all cases shall be presumptively designated for participation in the court's ECF program. A list of the types of cases exempt from e-filing may be found on the ECF web site. In the event that a pro se party obtains counsel in a case which had been excluded from e-filing because of pro se party status, the case will be automatically designated for the e-filing program.

IV. Registration, Appearance and Access.

A. Obligation to Register. Each attorney of record is obligated to become an ECF User and be assigned a user ID and password for access to the system upon notification that the action is subject to ECF. Registration shall be on a form prescribed by the Clerk. Attorneys of record who fail to register timely shall be subject to such sanctions as may be imposed by the Court.

B. Obligation to Keep Account Information Current. An e-filer login account is a permanent, individual electronic signature equivalent for a particular attorney. Registered attorneys are required to keep their account information current. Account information may be updated online at the ECF web site.

C. Notification of Appearance. Because the ECF system's e-mailed Notices of Electronic Filing (see Sec. II.G) will only be delivered to the original addressee, it is important to keep the list of counsel current. Counsel shall follow these instructions:

1.) A Notice of Appearance should be filed whenever counsel joins a case.

2.) In the event that counsel from the same firm replace one another as representatives of a client, a Notice of Substitution of Counsel shall be filed.
3.) In the event that a particular counsel ceases to be involved with a case when the party is still represented by other counsel, a Notice of Change in Counsel shall be filed.
4.) The withdrawal of a party's sole remaining counsel is governed by Civil Local Rule 11-5 and requires an order of the court.
5.) The replacement of one firm by another as counsel for a party also requires an order of the court.

Upon receipt of the preceding notifications, the Clerk of Court will update the record of appearances of counsel.

D. Authorizing Use of User ID and Password by Others. An ECF User may authorize another person to file a document using the User ID and Password of the ECF User, and the ECF User shall retain full responsibility for any document so filed.

E. Access.

1.) Filing: Only an ECF user as defined in Section IV.A may file documents.
2.) Retrieval: Any person may review at the clerk's office all filings, electronic or paper, that have not been sealed by the court. Any person also may access the Electronic Filing System at the court's ECF web site by obtaining a PACER log-in and password. Any person who has PACER access may retrieve online docket sheets in civil and criminal cases which are not sealed, and may retrieve online documents which are not sealed with the following exceptions:

a.) Exceptions in Civil Cases: Any person who has PACER access may retrieve online electronically filed documents in civil cases other than Social Security appeals. Only counsel for a party to the case may retrieve online documents in a Social Security appeal.
b.) Exceptions in Criminal Cases (**Limited Access** filings): Any person who has PACER access may retrieve online electronically filed documents in criminal cases, except that counsel in criminal cases may designate particular filings as **"Limited Access"** if they contain sensitive personal information. Any document, filed in response to a Limited Access filing, that also refers to the personal information shall also be designated as Limited Access. The words **LIMITED ACCESS** shall be prominently displayed on any such documents so designated. Such documents can be retrieved at the clerk's office but may not be retrieved online.

V. Filing and Service of Documents.

A. Initiating Documents. Complaints, indictments and informations, including superseding indictments and informations, and other case-initiating documents shall be filed, any fees paid, and summons issued and served in the traditional manner on paper rather than electronically. For cases subject to ECF pursuant to Section III. above, all previously filed documents shall be submitted in electronic form (PDF format only) within ten days. Submission of initiating documents must be made by email rather than by e-filing. A list of email addresses for the submission of PDF documents may be found at the ECF web site. In Bankruptcy appeal and Social Security appeal cases, the record from the court or agency below shall not be submitted electronically, but shall be submitted on paper only. Failure to email PDF copies of initiating documents timely shall be subject to such sanctions as may be imposed by the Court.

B. Documents Filed on Paper in Cases Designated for ECF. Whenever a paper filing is made of any document in a case designated for e-filing, the document shall be submitted in electronic form (PDF format only) within ten days via email to the appropriate email address. A list of email addresses for the submission of PDF documents may be found at the ECF web site.

C. Documents E-Filed in Cases Not Designated for ECF. Filings in cases not designated for electronic filing should be made on paper only. In the event a document is e-filed in a case not designated for electronic filing, the document must be submitted to the court for the purpose of completing the paper file; the document should not be filed again. The filer of the document should mark the paper copy clearly with "E-filed on [date]. Copy for paper file".

D. Service and Answer. Upon the filing of a complaint in an action which is subject to ECF, the plaintiff(s) shall serve notice upon the defendant(s) that the action is subject to ECF, and shall serve the ECF handout, received by the filer at the time of opening the case which contains information necessary for registration, together with the complaint. The defendant shall register to become an ECF User following the procedures outlined at the ECF web site if not already registered. If the defendant is a registered ECF User pursuant to Section II.D above, the answer shall be filed electronically. If the defendant is unable to electronically file the answer or other responsive document, it may be filed non-electronically, and the defendant shall within ten days submit the answer or other responsive documents in electronic form (PDF format only), to an e-mail address for that purpose which may be found on the ECF web site, for attachment to docket entries previously made by the Clerk's Office.

VI. Electronic Filing.

A. Generally. In any case subject to electronic filing, all documents required to be filed with the Clerk shall be filed electronically on the ECF web site, except as provided otherwise in Section VII or authorized otherwise by the court.

B. Format. Documents filed electronically must be submitted in the PDF format. Documents which the filer has in an electronic format must be converted to PDF from the word processing original, not scanned, to permit text searches and to facilitate transmission and retrieval. Only documents of which the filer possesses only a paper copy may be scanned to convert them to PDF format. (See Section X. for rules governing the filing of documents with signatures not those of the e-filer.)

C. Completion of Filing. Electronic transmission of a document consistent with the procedures adopted by the court shall, upon the complete receipt of the same by the Clerk and together with the receipt of a Notice of Electronic Filing from the court, constitute filing of the document for all purposes of the Federal Rules of Civil and Criminal Procedure and the Local Rules of this Court, and shall constitute entry of that document onto the docket maintained by the Clerk pursuant to Federal Rules of Civil Procedure 58 and 79, and to Federal Rules of Criminal Procedure 49 and 55.

D. Deadlines. Filing documents electronically does not alter any filing deadlines. All electronic transmissions of documents must be completed (i.e., received completely by the Clerk's Office) prior to midnight in order to be considered timely filed that day. Where a specific time of day deadline is set by Court order or stipulation, the electronic filing shall be completed by that time. Although parties can file documents electronically 24 hours a day, attorneys and parties are strongly encouraged to file all documents during normal working hours of the Clerk's Office when assistance is available.

E. Technical Failures. The Clerk shall deem the ECF web site to be subject to a technical failure on a given day if the site is unable to accept filings continuously or intermittently over the course of any period of time greater than one hour after 12:00 noon that day, in which case filings due that day which were not filed due solely to such technical failures shall become due the next business day. Such delayed filings shall be accompanied by a declaration or affidavit attesting to the filing person's failed attempts to file electronically at least two times after 12:00 noon separated by at least one hour on each day of delay due to such technical failure. The initial point of contact for any practitioner experiencing difficulty filing a document into the ECF system shall be the toll-free number posted on the ECF web site.

F. Docket. The record of filings and entries created by the ECF system for each case shall constitute the docket.

G. Courtesy Copies. In all cases subject to ECF, in addition to filing papers electronically, the parties are required to lodge for chambers no later than noon on the business day following the day that the papers are filed electronically, one paper copy of each document that is filed electronically. These printed copies shall be marked "Chambers Copy" and shall be clearly marked with the judge's name, case number, and "Chambers Copy-Do Not File." The printed copies shall be delivered to the Clerk's Office. Parties shall not file a paper copy of any document with the Clerk's Office that has already been filed electronically.

VII. Manual Filing.

A. Generally. Parties otherwise participating in ECF may be excused from filing a particular component electronically if it is not available in electronic format and it is not feasible for the filer to convert it to electronic format by scanning it. Such component shall not be filed electronically, but instead shall be manually filed with the Clerk of Court and served upon the parties in accordance with the applicable Federal Rules of Civil and Criminal Procedure and the Local Rules for filing and service of non-electronic documents. Parties manually filing a component shall file electronically a Manual Filing notification setting forth the reason(s) why the component cannot be filed electronically. Further information regarding the notification of the manual filing of a document can be found on the ECF web site.

1. Exhibits. Exhibits whose electronic original is not available to the filer and must therefore be scanned to PDF should be filed electronically only when the size of the document does not exceed the limit specified on the ECF web site. Scanning documents often produces files which are too large to be readily usable. Exhibits which are filed on paper because they are too large to scan should be represented in the electronic filing by a Notice of Manual Filing attached in place of the actual document.

B. Exclusions. Some types of documents shall only be filed conventionally and not electronically unless specifically authorized by the court. A list of documents to be filed manually may be found on the ECF web site.

VIII. Proposed Orders.

A. Generally. In addition to being filed, proposed orders in cases designated for e-filing shall be lodged with the court by being transmitted by electronic mail to the specific addresses for that purpose which may be found on the ECF web site.

B. Format. Documents transmitted pursuant to this section shall be submitted in an approved format, a list of which can be found on the ECF web site. When a proposed order accompanies a filing, a copy of the proposed order in PDF format should also be attached to its electronically filed document (e.g., stipulations and motions.)

IX. Service of Electronically Filed Documents.

A. Generally. Parties in cases subject to ECF shall make available electronic mail addresses for service. Upon the filing of a document by a party, an e-mail message will be automatically generated by the electronic filing system and sent to all parties in the case. Receipt of this message shall constitute service on the receiving party. In addition to receiving e-mail notifications of filing activity, the parties are strongly encouraged to check the docket in their case on the electronic filing system at regular intervals. A PACER account will be necessary to check the electronic docket.

B. Parties in Cases Subject to ECF. The automatic e-mail message generated by the ECF system and sent to all parties whose e-mail addresses have been registered in the case, as described in Section A. above, shall constitute service on the attorney or other persons in a case subject to ECF.

C. Parties Who Have Not Registered as ECF Users.

1. Third Party Defendants. Upon the filing of a third-party complaint in an action which is subject to ECF, the third-party plaintiff(s) shall serve notice upon the third-party defendant that the action is subject to ECF, and shall serve the ECF handout, received by the filer at the time of opening the case which contains information necessary for registration, together with the third-party complaint. The third-party defendant shall register to become an ECF User following the procedures outlined at the ECF web site if not already registered. If the third-party defendant is a registered ECF User pursuant to Section II.D above, the third-party answer shall be filed electronically. If the third-party defendant is unable to electronically file the answer or other responsive document, it may be filed non-electronically, and the defendant shall within ten days submit the answer or other responsive documents in electronic form (PDF format only), to an e-mail address for that purpose which may be found on the ECF web site, for attachment to docket entries previously made by the Clerk's Office.

2. Others. In an action subject to ECF, when service of a document other than a third-party complaint is required to be made upon a person who is not a registered ECF User, a paper copy of the document shall be served on the person (as otherwise required by the Federal Rules of Civil and Criminal Procedure or the Local Rules), along with a copy of the ECF handout received by the filer at the time of opening the case which contains information necessary for registration. If the person so served is permitted or required to respond to the document, such time to respond shall be computed without regard to ECF. The person shall register to become an ECF User following the procedures outlined at the ECF web site if not already registered. If the person is a registered ECF User pursuant to Section II.D above, the responsive document shall be filed electronically. If the defendant is unable to electronically file the responsive document, it may be filed non-electronically, and the defendant shall within ten days submit the responsive document in electronic form (PDF format only), to an e-mail address for that purpose which may be found on the ECF web site, for attachment to docket entries previously made by the Clerk's Office.

D. Service of the Court's Orders. Orders filed by the court in cases designated for electronic filing will be served only via the email Notice of Electronic Filing. No paper service will be made by the court.

X. Signatures.

A document filed with the court electronically shall be deemed to be signed by a person (the "Signatory") when the document identifies the person as a Signatory and the filing complies with either subparagraph A or B. Any filing in accordance with any of these methods shall bind the Signatory as if the document were physically signed and filed, and shall function as the Signatory's signature, whether for purposes of Rule 11 of the Federal Rules of Civil Procedure, to attest to the truthfulness of an affidavit or declaration, or for any other purpose.

All orders, decrees, judgments, and proceedings of the court will be filed in accordance with these rules which will constitute entry on the docket kept by the clerk under Federal Rules of Civil Procedure 58 and 79 and Federal Rules of Criminal Procedure 49 and 55. All signed orders will be filed electronically by the court or court personnel. Any order filed electronically without the original signature of a judge has the same force and effect as if the judge had affixed the judge's signature to a paper copy of the order and it had been entered on the docket in a conventional manner.

A. ECF Users. In the case of a Signatory who is an ECF User, such document shall be deemed signed, regardless of the existence of a physical signature on the document, provided that such document is filed using the User ID and Password of the Signatory.

B. Others. In the case of a Signatory who is not an ECF User, or who is an ECF User but whose User ID and Password will not be utilized in the electronic filing of the document, as in the case of documents requiring multiple signatures, the filer of the document shall list thereon all the names of any other signatory or signatories. The filer shall attest that concurrence in the filing of the document has been obtained from each of the other signatories, or from the single signatory (in the case, e.g., of a declaration) which shall serve in lieu of their signature(s) on the document. The filer's attestation may be incorporated in the document itself, or take the form of a declaration to be attached to the document. The filer shall maintain records to support this concurrence for subsequent production for the court if so ordered or for inspection upon request by a party until one year after final resolution of the action (including appeal, if any). The filer may attach a scanned image of the signature page(s) of the document being electronically filed in lieu of maintaining the paper record for subsequent production if required.

C. Criminal Cases. Any document signed by a criminal defendant shall be scanned in its entirety to insure that an image of the defendant's signature is visible in the filing, notwithstanding the provisions of Section VI.B. Any document with multiple signatories in a criminal case shall be scanned in its entirety. Certain documents which may be used by other agencies shall be scanned in their entirety to include images of the signatures; a list of such documents will be found on the ECF web site.

XI. Record on Appeal.

Until such time as the United States Courts of Appeals for the Ninth Circuit and the Federal Circuit institute rules and procedures to accommodate Electronic Case Filing, notices of appeal to those courts shall be filed, and fees paid, in the traditional manner on paper rather than electronically. All further documents relating to the appeal shall be filed and served in the traditional manner as well. Appellant's counsel shall provide paper copies of the documents that constitute the record on appeal to the District Court Clerk's Office.

XII. Access to Rules.

These policies, as well as operational guidelines and instructions, shall be posted on the ECF web site and may be published in official legal newspapers in this district. Any amendments to ECF procedures shall be similarly published.

ADOPTED: 12/15/98
AMENDED: 1/16/01
AMENDED: 2/12/02
AMENDED: 4/8/03
AMENDED: 11/18/04

FOR THE COURT:

/s/ Vaughn R Walker

United States District Chief Judge

10

E-filing

CRB

CV 10 1171

U.S. District Court Northern California

ECF Registration Information Handout

The case you are participating in has been designated for this court's Electronic Case Filing (ECF) Program, pursuant to Local Rule 5-4 and General Order 45. This means that you **must** (check off the boxes ☑ when done):

☐ **1) Serve** this ECF Registration Information Handout on **all** parties in the case along with the complaint, or for removals, the removal notice. DO NOT serve the efiler application form, just this handout.

Each attorney representing a party must also:

☐ **2) Register** to become an efiler by filling out the efiler application form. Follow ALL the instructions on the form carefully. If you are already registered in this district, do not register again, your registration is valid for life on all ECF cases in this district.

☐ **3) Email** (do not efile) the complaint and, for removals, the removal notice and all attachments, in PDF format within ten business days, following the instructions below. You do not need to wait for your registration to be completed to email the court.

☐ 4) Access dockets and documents using **PACER** (Public Access to Court Electronic Records). If your firm already has a PACER account, please use that - it is not necessary to have an individual account. PACER registration is free. If you need to establish or check on an account, visit: **http://pacer.psc.uscourts.gov** or call **(800) 676-6856.**

BY SIGNING AND SUBMITTING TO THE COURT A REQUEST FOR AN ECF USER ID AND PASSWORD, YOU CONSENT TO ENTRY OF YOUR E-MAIL ADDRESS INTO THE COURT'S ELECTRONIC SERVICE REGISTRY FOR ELECTRONIC SERVICE ON YOU OF ALL E-FILED PAPERS, PURSUANT TO RULES 77 and 5(b)(2)(D) (eff. 12.1.01) OF THE FEDERAL RULES OF CIVIL PROCEDURE. **All subsequent papers submitted by attorneys in this case shall be filed electronically. Unrepresented litigants must file and serve in paper form, unless prior leave to file electronically is obtained from the assigned judge.**

ECF registration forms, interactive tutorials and complete instructions for efiling may be found on the ECF website: **http://ecf.cand.uscourts.gov**

U.S. District Court Northern California

Submitting Initiating Documents

PDF versions of all the initiating documents originally submitted to the court (Complaint or Notice of Removal, exhibits, etc.) must be **emailed (not efiled)** to the **PDF email box for the presiding judge** (not the referring judge, if there is one) **within 10 (ten) business days** of the opening of your case. For a complete list of the email addresses, please go to: **http://ecf.cand.uscourts.gov** and click on **[Judges]**.

You must include the case number and judge's initials in the subject line of all relevant emails to the court. You do not need to wait for your registration to email these documents.

These documents must be emailed instead of e-filed to prevent duplicate entries in the ECF system. All other documents must be e-filed from then on. You do not need to efile or email the Summons, or any documents issued by the court at case opening; note that you do need to efile the Summons Returned.

Converting Documents to PDF

Conversion of a word processing document to a PDF file is required before any documents may be submitted to the Court's electronic filing system. Instructions for creating PDF files can be found at the ECF web site: **http://ecf.cand.uscourts.gov**, and click on **[FAQ]**.

Email Guidelines

When sending an email to the court, the subject line of the email **must** contain the **case number, judge's initials** and the **type of document(s)** you are sending, and/or the topic of the email.

Examples:

The examples below assume your case number is 03-09999 before the Honorable Charles R. Breyer:

Type of Document
Email Subject Line Text

Complaint Only
03-09999 CRB Complaint

Complaint and
Notice of Related Case
03-09999 CRB Complaint, Related Case

Complaint and Motion for
Temporary Restraining Order
03-09999 CRB Complaint, TRO

Questions

Almost all questions can be answered in our **FAQs** at **http://ecf.cand.uscourts.gov**, please check them first.
You may also email the ECF Help Desk at ECFhelpdesk@cand.uscourts.gov or call the toll-free ECF Help Desk number at: (866) 638-7829.
The ECF Help Desk is staffed Mondays through Fridays from 9:00am to 4:00pm Pacific time, excluding court holidays.

11

WELCOME TO THE U.S. DISTRICT COURT, SAN FRANCISCO
OFFICE HOURS: 9:00 A.M. TO 4:00 P.M.
415.522.2000

www.cand.uscourts.gov

In Addition to the Local Rules, the Following Guidelines Have Been Provided to Ensure That the Filing Process Is Accomplished with Ease and Accuracy. For Additional Information or Assistance, Please Call the above Number During Office Hours.

1. Documents are to be filed in the Clerk's Office at the location of the chambers of the judge to whom the action has been assigned. We do not accept filings for cases assigned to judges or magistrate judges in the Oakland or San Jose division, per Civil L.R. 3-2(b).

2. This office will retain the original plus one copy of most documents submitted. We will conform as many copies as you bring for your use. Related cases require an extra copy for **each** related action designated.

3. The copy retained goes directly to the assigned Judge. Courtesy copies, or instructions for couriers to deliver a copy directly to chambers are inappropriate, unless you have been instructed to do so by court order.

4. In order to facilitate the file stamping process, each original document should be submitted on top of its copies. In other words, group like documents together--as opposed to a set of originals and separate sets of copies.

5. The case number must indicate whether it is a civil or criminal matter by the inclusion of **C** or **CR** at the beginning of the number. Miscellaneous and foreign judgment matters should also be indicated with initials **MISC** or **FJ** at the end of the case number.

6. The case number must include the initials of the judge and/or magistrate judge followed by the letters designating the case Arbitration **(ARB)**, Early Neutral Evaluation **(ENE)** or Mediation **(MED)**--if assigned to one of those programs.

7. The document caption should include the appropriate judge or magistrate judge involved in a particular matter or before whom an appearance is being made. This is especially important when submitting Settlement Conference Statements.

8. Documents are to be stapled or acco-fastened at the top. Backings, bindings and covers are not required. Two holes punched at the top of the original document will facilitate processing.

9. Appropriately sized, stamped, self-addressed return envelopes are to be included with proposed orders or when filing documents by mail.

10. Proofs of service should be attached to the back of documents. If submitted separately, you must attach a pleading page to the front of the document showing case number and case caption.

11. There are no filing fees once a case has been opened.

12. New cases must be accompanied by a completed and signed Civil Cover Sheet, the filing fee or fee waiver request form and an original plus **two** copies of the complaint and any other documents. For Intellectual Property cases, please provide an original plus **three** copies of the complaint. Please present new cases for filing before 3:30 p.m., as they take a considerable amount of time to process.

13. Copies of forms may be obtained at no charge. They may be picked up in person from the Clerk's Office forms cabinet or with a written request accompanied by an appropriate sized, stamped, self-addressed envelope for return. In addition, copies of the Local Rules may be obtained, free of charge, in the Clerk's Office or by sending a written request, along with a self-addressed, 10" x 14" return envelope, stamped with **$ 3.95** postage to: Clerk, U.S. District Court, 450 Golden Gate Avenue, 16th Floor, San Francisco, CA 94102.

14. Two computer terminals which allow public access to case dockets and one terminal with information regarding files at the Federal Records Center (FRC) are located in the reception area of the Clerk's Office. Written instructions are posted by the terminals. Outside of the Clerk's Office, electronic access to dockets is available through PACER. To obtain information or to register call 1-800-676-6851.

15. A file viewing room is located adjacent to the reception area. Files may be viewed in this area after signing the log sheet and presenting identification. Files are to be returned by **1:00 pm** Under no circumstances are files to be removed from the viewing room.

16. The Clerk's Office can only accept payment by **exact change or check** made payable to Clerk, U.S. District Court. No change can be made for fees or the public copy machine.

17. Two pay copy machines are located in the file viewing room for public use, at fifteen cents ($.15) per page. Copy cards may be purchases at the snack bar on the first floor. Orders for copy work may be placed through Colour Drop by phoning 415-353-5720. Arrangements may be made to bring in a personal copier by calling the Clerk's Office in advance.

18. We have a drop box for filing when the Clerk's Office is closed. Please see attached for availability and instructions.

SAN FRANCISCO

Article III Judges	Judges Initials	Magistrate Judges	Judges Initals
Alsup, William H.	WHA	Chen, Edward M.	EMC
Breyer, Charles R.	CRB	James, Maria-Elena	MEJ
Chesney, Maxine M.	MMC	Laporte, Elizabeth D.	EDL
Conti, Samuel	SC	Larson, James	JL
Henderson, Thelton E.	TEH	Spero, Joseph C.	JCS
Illston, Susan	SI	Zimmerman, Bernard	BZ
Patel, Marilyn Hall	MHP		
Schwarzer, William W	WWS		
Walker, Vaughn R	VRW		
White, Jeffrey S.	JSW		

SAN JOSE

Article III Judges	Judges Initials	Magistrate Judges	Judges Initials
Fogel, Jeremy	JF	Lloyd, Howard R.	HRL
Seeborg, Richard	RS	Trumbull, Patricia V.	PVT
Ware, James	JW		
Whyte, Ronald M.	RMW		

OAKLAND

Article III Judges	Judges Initials	Magistrate Judges	Judges Initials
Armstrong, Saundra B.	SBA	Laurel Beeler	LB
Jensen, D. Lowell	DLJ		
Hamilton, Phyllis J.	PJH		
Wilken, Claudia	CW		

EUREKA

Article III Judges	Judges Initials	Magistrate Judges	Judges Initials
		Nandor J. Vadas	NJV

12

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

NOTICE OF AVAILABILITY OF MAGISTRATE JUDGE TO EXERCISE JURISDICTION

In accordance with the provisions of Title 28, U.S.C. § 636(c), you are hereby notified that a United States magistrate judge of this district is available to exercise the court's jurisdiction and to conduct any or all proceedings in this case including a jury or nonjury trial, and entry of a final judgment. Exercise of this jurisdiction by a magistrate judge is, however, permitted only if all parties voluntarily consent.

You may, without adverse substantive consequences, withhold your consent, but this will prevent the court's jurisdiction from being exercised by a magistrate judge.

An appeal from a judgment entered by a magistrate judge may be taken directly to the United States court of appeals for this judicial circuit in the same manner as an appeal from any other judgment of a district court.

Copies of the Form for the "Consent to Exercise of Jurisdiction by a United States Magistrate Judge" are available from the clerk of court.

The plaintiff or removing party shall serve a copy of this notice upon all other parties to this action pursuant to Federal Rules of Civil Procedure 4 and 5.

FOR THE COURT,
RICHARD W. WIEKING, CLERK

Mary Ann Buckley

By: Deputy Clerk

13

AO 398 (Rev. 12/93)

NOTICE OF LAWSUIT AND REQUEST FOR WAIVER OF SERVICE OF SUMMONS

TO: (A) ____

as (B) ______________________________ of (C) ______________________________

A lawsuit has been commenced against you (or the entity on whose behalf you are addressed). A copy of the complaint is attached to this notice. It has been filed in the United States District Court for the (D) ______________________________ District of ______________________________ and has been assigned docket number ______________.

This is not a formal summons or notification from the court, but rather my request that you sign and return the enclosed waiver of service in order to save the cost of serving you with a judicial summons and an additional copy of the complaint. The cost of service will be avoided if I receive a signed copy of the waiver within (F) ________ days after the date designated below as the date on which this Notice and Request is sent. I enclose a stamped and addressed envelope (or other means of cost-free return) for your use. An extra copy of the waiver is also attached for your records.

If you comply with this request and return the signed waiver, it will be filed with the court and no summons will be served on you. The action will then proceed as if you had been served on the date the waiver is filed, except that you will not be obligated to answer the complaint before 60 days from the date designated below as the date on which this notice is sent (or before 90 days from that date if your address is not in any judicial district of the United States).

If you do not return the signed waiver within the time indicated, I will take appropriate steps to effect formal service in a manner authorized by the Federal Rules of Civil Procedure and will then, to the extent authorized by those Rules, ask the court to require you (or the party on whose behalf you are addressed) to pay the full costs of such service. In that connection, please read the statement concerning the duty of parties to waive the service of the summons, which is set forth at the foot of the waiver form.

I affirm that this request is being sent to you on behalf of the plaintiff, this ________ day of ______________________, ____________.

____
Signature of Plaintiff's Attorney
or Unrepresented Plaintiff

A—Name of individual defendant (or name of officer or agent of corporate defendant)
B—Title, or other relationship of individual to corporate defendant
C—Name of corporate defendant, if any
D—District
E—Docket number of action
F—Addressee must be given at least 30 days (60 days if located in foreign country) in which to return waiver

UNITED STATES DISTRICT COURT

for the

__________ District of __________

Plaintiff v. Defendant	)	Civil Action No.

Waiver of the Service of Summons

To: ____
(*Name of the plaintiff's attorney or unrepresented plaintiff*)

I have received your request to waive service of a summons in this action along with a copy of the complaint, two copies of this waiver form, and a prepaid means of returning one signed copy of the form to you.

I, or the entity I represent, agree to save the expense of serving a summons and complaint in this case.

I understand that I, or the entity I represent, will keep all defenses or objections to the lawsuit, the court's jurisdiction, and the venue of the action, but that I waive any objections to the absence of a summons or of service.

I also understand that I, or the entity I represent, must file and serve an answer or a motion under Rule 12 within 60 days from ______________________, the date when this request was sent (or 90 days if it was sent outside the United States). If I fail to do so, a default judgment will be entered against me or the entity I represent.

Date ________________

Signature of the attorney or unrepresented party

Printed name

Address

E-mail address

Telephone number

Duty to Avoid Unnecessary Expenses of Serving a Summons

Rule 4 of the Federal Rules of Civil Procedure requires certain defendants to cooperate in saving unnecessary expenses of serving a summons and complaint. A defendant who is located in the United States and who fails to return a signed waiver of service requested by a plaintiff located in the United States will be required to pay the expenses of service, unless the defendant shows good cause for the failure.

"Good cause" does *not* include a belief that the lawsuit is groundless, or that it has been brought in an improper venue, or that the court has no jurisdiction over this matter or over the defendant or the defendant's property.

If the waiver is signed and returned, you can still make these and all other defenses and objections, but you cannot object to the absence of a summons or of service.

If you waive service, then you must, within the time specified on the waiver form, serve an answer or a motion under Rule 12 on the plaintiff and file a copy with the court. By signing and returning the waiver form, you are allowed more time to respond than if a summons had been served.